Exhibit 99.4

Execution Copy

VOTING SUPPORT AGREEMENT

This VOTING SUPPORT AGREEMENT is made and entered into as of this 4th day of August 2021 by and between 1317774 B.C. Ltd., a British Columbia corporation (“Purchaser”), Penn National Gaming, Inc., a Pennsylvania corporation (“Parent”), and John Levy, an individual resident in the city of Hamilton, Ontario, John Levy Family Holdings Ltd., an Ontario corporation, and Norwest Video Inc., an Ontario corporation (collectively, the “Shareholders”). Purchaser, Parent and Shareholders are sometimes referred to in this Agreement as a “party” and collectively as the “parties.”

RECITALS

WHEREAS Purchaser proposes to acquire all of the issued and outstanding special voting shares and Class A subordinate voting shares (collectively, the “Shares”) of Score Media and Gaming Inc. (the “Company”) by way of a plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”) pursuant to the terms of an arrangement agreement (the “Arrangement Agreement”) to be entered into on the date hereof between Purchaser, Parent and the Company.

WHEREAS the Shareholders exercise control or direction over, directly or indirectly, the Shares and other securities of the Company listed in Schedule “A” attached hereto, and wish to confirm their support for the Arrangement.

WHEREAS this Agreement sets out, among other things, the terms and conditions of the Shareholders’ agreement to abide by the covenants in respect of the Subject Securities (as defined herein) and the other restrictions and covenants set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
INTERPRETATION

Section 1.1            Definitions. For purposes of this Agreement, capitalized terms not defined herein shall have the meaning ascribed to such term in the Arrangement Agreement. The following terms have the respective meanings set forth below:

“Agreement” means this voting support agreement as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Alternative Transaction” has the meaning ascribed thereto in Section 3.2(a).

“Arrangement” has the meaning ascribed thereto in the recitals hereof.

“Arrangement Agreement” has the meaning ascribed thereto in the recitals hereof.

“Business Day” means any day other than the days on which banks in New York, New York or Toronto, Ontario are required or authorized to close.

“Cause” means termination of an Executive’s employment or service arrangement with the Employing Entity for one or more of the following reasons, in each case where such reasons do not arise from the Executive’s disability:

(a)           the Executive’s wilful and material failure or refusal to perform his duties and responsibilities for, or comply with the reasonable and lawful directions of, the Employing Entity after receiving ten (10) calendar days’ written notice from the Employing Entity specifying such failure, refusal or directions, during which period the Executive will be given the opportunity to cure such failure or refusal (provided such failure or refusal is curable) or comply with such directions;

(b)           the Executive’s wilful and material non-compliance with the material policies, standards and regulations from time to time established by the Employing Entity, provided that such policies, standards and regulations are lawful and communicated to the Executive, after receiving ten (10) calendar days’ notice from the Employing Entity specifying such non-compliance, during which period the Executive will be given the opportunity to cure such non-compliance (provided such non-compliance is curable);

(c)           the Executive’s wilful and material failure to comply with the material terms of any written employment or services arrangement with or fiduciary obligation owed to the Employing Entity, including without limitation any obligations in respect of non-competition, non-solicitation, confidentiality, intellectual property and conflicts of interest, after receiving ten (10) calendar days’ notice from the Employing Entity specifying such non-compliance, during which period the Executive will be given the opportunity to cure such non-compliance (provided such non-compliance is curable);

(d)           the conviction of the Executive of an indictable offence; or

(e)           fraud or theft by the Executive that relates to or affects the Employment Entity or the Executive’s employment or engagement with the Employing Entity.

“Employing Entity” means, with respect to any Executive, the Parent or its Affiliate that employs the Executive or pays the Executive for services, as applicable.

“Enforceability Exceptions” means (a) bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally and (b) general equitable principles, whether enforceability is considered in a proceeding at law or equity.

“Executive” means any of Levy, Benjamin Levy, Aubrey Levy or Noah Levy.

“Good Reason” means, in relation to an Executive, any of the following, only to the extent they occur at the direction of Parent or any of its Affiliates and not as a result of any action by any Executive, and unless the Executive gives his express written consent thereto or it has been cured within ten (10) calendar days of the Employing Entity receiving written notice of opposition from the Executive:

(a)           a material diminution in the Executive’s title, duties or responsibilities, or the assignment to the Executive of any duties or responsibilities which are materially inconsistent with his title, duties or responsibilities as of the date hereof;

(b)           a reduction in the Executive’s base salary or any material reduction, in the aggregate, of any incentive opportunity and the benefits, perquisites or allowances which the Executive is eligible to receive, provided, for certainty, that the Employing Entity may make changes to incentive compensation plans if (i) such changes do not result in a reduction in the incentive opportunities provided to the Executive; or (ii) such compensation plans are replaced with a right or entitlement which is no less favourable; or

(c)           the Employing Entity requiring the Executive to be primarily based anywhere other than the Greater Toronto Area, Ontario or New York, New York (the choice of such location to be within the sole discretion of the Executive); or

(d)           a change in the Executive’s direct reporting line (for the avoidance of doubt, Levy will report to the chief executive officer of Parent or any successor parent entity, Benjamin Levy will report to Levy; and Aubrey Levy and Noah Levy will report to Benjamin Levy), provided, however, that Good Reason shall not occur as a result of the completion of the transactions contemplated by the Arrangement Agreement, including (A) the fact that the Company ceases to be a stand-alone publicly traded company, (B) the fact that the Company is a subsidiary of Parent and (C) any changes to the title, duties, responsibilities and reporting of the Executive resulting solely from (A) or (B).

"Levy" means John Levy.

“Owned Securities” means the Shares and other securities of the Company over which the Shareholders, directly or indirectly, exercise control or direction as listed on Schedule “A”.

“Parent” has the meaning ascribed thereto in the preamble.

“Parent Extraordinary Transaction” means:

(a)           any Person acquiring, directly or indirectly, any voting security of Parent and, immediately after such acquisition, directly or indirectly owning, or exercises control and direction over, voting securities representing more than 50% of the total voting power of all of the then-outstanding voting securities of Parent;

(b)           the shareholders of Parent approving a merger, consolidation, recapitalization or reorganization of Parent, other than any such transaction which would result in the holders of outstanding voting securities of Parent immediately prior to such transaction directly or indirectly owning, or exercising control and direction over, voting securities representing more than 50% of the total voting power of all of the voting securities of the surviving entity outstanding immediately after such transaction;

(c)	the shareholders of Parent approving a liquidation of Parent;

(d)	Parent selling or disposing of all or substantially all of its assets;

(e)           Parent distributing securities or other property, by way of dividend, distribution, reorganization, spin-off, split-off or other similar event, to all holders of Parent Shares that constitutes, prior to the date of distribution, businesses, securities or assets (including equity interests of affiliates or investees of Parent) with a fair market value (as determined by the board of directors of Parent in its good faith judgment) equal to 10% or more of the fair market value of, or that constitutes 10% or more of the revenue or assets of, Parent and its subsidiaries, taken as a whole; or

(f)	any other transaction or series of related transactions having a substantially similar effect.

“Permitted Transferee” means (i) Levy, (ii) Levy's spouse, (iii) any lineal descendant of Levy (treating for this purpose any legally adopted descendant as a lineal descendant), (iv) the estate of any person listed in clauses (i) to (iii), (v) any trust primarily for one or more of the lineal descendants of Levy, spouses of such lineal descendants, Levy himself or any spouse or former spouse of Levy, in each case provided that one or more of the persons listed in clauses (i) to (iii) retain dispositive control of such trust, (vi) any and all corporations which are directly or indirectly controlled by any one or more of the foregoing, and (vii) any charitable trust settled by any one or more of the persons listed in clauses (i) to (iii) over which any such person retains or persons retain, as the case may be, dispositive control.

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

“Purchaser” has the meaning ascribed thereto in the preamble.

“Shares” has the meaning ascribed thereto in the recitals hereof.

“Subject Securities” means the Owned Securities and any other Shares and other securities of the Company over which the Shareholders, directly or indirectly, exercise control or direction after the date hereof.

“Shareholders” has the meaning ascribed thereto in the preamble.

Section 1.2             Other Definitional and Interpretative Provisions.

(a)           The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)           The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(c)           All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)           Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e)           Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(f)	The use of the word “or” shall not be exclusive unless expressly indicated otherwise.

(g)           Any reference to a party to this Agreement or a party to any other agreement or document contemplated hereby shall include such Person’s successors and permitted assigns.

(h)           Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of Canada.

(i)            A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation.

(j)           If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(k)           References to time are to local time in Toronto, Ontario, and when computing any time period in this Agreement, the following rules shall apply:

(i)	the day marking the commencement of the time period shall be excluded but the day of the deadline or expiry of the time period shall be included; and

(ii)	if such time period is not a number of Business Days, any day that is not a Business Day shall be included in the calculation of the time period; provided, however, if the day of the deadline or expiry of the time period falls on a day that is not a Business Day, the deadline or time period shall be extended to the next Business Day.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1             Representations and Warranties of Shareholders. Each of the Shareholders hereby severally and not jointly represents and warrants in respect of its Owned Securities to and in favour of Purchaser and Parent as follows and acknowledge that Purchaser and Parent are relying upon such representations and warranties in connection with the matters contemplated by this Agreement and the Arrangement Agreement:

(a)           Authorization. Each of the Shareholders has the power, corporate or otherwise, and authority to execute and deliver this Agreement and to perform each of its obligations hereunder. The execution, delivery and performance by each of the Shareholders of this Agreement and the consummation by each of the Shareholders of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or equivalent action on the part of each Shareholder. No other proceedings on the part of each Shareholder are necessary to approve this Agreement or to perform their respective obligations contemplated hereby. This Agreement has been duly and validly executed and delivered by each Shareholder and, assuming the due and valid execution and delivery of this Agreement by Purchaser and Parent, constitutes a legal, valid and binding agreement of each Shareholder enforceable against each Shareholder in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions. If a Shareholder is not a natural person, such Shareholder is duly organized and validly existing in accordance with the laws of its jurisdiction of formation, as applicable.

(b)           Control and Direction. As at the date hereof each Shareholder controls or directs, directly or indirectly, all of the Owned Securities. Other than the Owned Securities, each Shareholder does not exercise control or direction over any additional or other securities, or any securities convertible or exchangeable into any additional securities or other securities, of the Company or any of its Affiliates. Each Shareholder has not entered into any agreement or made any arrangements to Transfer any Owned Securities, other than to any Permitted Transferees in accordance with this Agreement.

(c)           Sole Right to Vote. As at the date hereof, each of the Shareholders possesses and may exercise all shareholders’ rights of every kind in respect of the Owned Securities, including the sole and exclusive right and authority to vote the Owned Securities. None of the Owned Securities is subject to any shareholders’ agreement, voting trust or similar agreement or any right or privilege (whether by law, preemptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement, in each case, which would limit the ability of each Shareholder to perform its obligations contemplated hereby.

(d)           No Proceeding Pending. There is no claim, action, audit, investigation, lawsuit, arbitration, mediation or other proceeding in progress or pending or, to the knowledge of each of the Shareholders, threatened, against or otherwise affecting each Shareholder which could reasonably be expected to impair the ability of each Shareholder to deliver this Agreement and to perform its obligations contemplated hereby.

(e)           Non-Contravention. Subject to obtaining the approvals set out in the Arrangement Agreement and compliance with and filings under the pre-merger notification required under the Hart-Scott- Rodino Antitrust Improvements Act of 1976, the execution, delivery and performance by each of the Shareholders of this Agreement and the performance of its obligations contemplated hereby do not (i) contravene or conflict with the organizational or governing documents of each Shareholder; (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to each of the Shareholders or their properties or assets; or (iii) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of each Shareholder, or result in the creation of any Lien on any of the properties or assets of each Shareholder under any agreement, contract, loan or credit agreement, note, bond, mortgage, indenture, lease, license or other instrument or obligation to which each of the Shareholders is a party or by which each of the Shareholders or their properties or assets are bound.

The representations, warranties and covenants of each of the Shareholders set forth in this Section 2.1 shall survive until the termination of this Agreement pursuant to Article IV.

Section 2.2            Representations and Warranties of Purchaser and Parent. Purchaser and Parent hereby represent and warrant to and in favour of each Shareholder as follows and acknowledges that each of the Shareholders is relying upon such representations and warranties in connection with the matters contemplated by this Agreement and by the Arrangement Agreement:

(a)           Organization. Purchaser is a corporation duly incorporated and validly existing under the laws of British Columbia. Parent is a corporation duly incorporated and validly existing under the laws of Pennsylvania.

(b)           Authorization. Purchaser and Parent have the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform each of its obligations hereunder. The execution, delivery and performance by Purchaser and Parent of this Agreement and the consummation by Purchaser and Parent of the transactions contemplated hereby have been duly and validly authorized. No other corporate proceedings on the part of Purchaser or Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and Parent and, assuming the due and valid execution and delivery of this Agreement by each of the Shareholders, constitutes a legal, valid and binding agreement of Purchaser and Parent enforceable against Purchaser and Parent in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

(c)           Non-Contravention. Subject to obtaining the approvals set out in the Arrangement Agreement and compliance with and filings under the pre-merger notification required under the Hart-Scott- Rodino Antitrust Improvements Act of 1976, the execution, delivery and performance by Purchaser and Parent of this Agreement and the consummation by Purchaser and Parent of the transactions contemplated hereby do not and will not (i) contravene or conflict with the respective organizational or governing documents of Purchaser or Parent; (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Purchaser and Parent or their respective properties or assets; or (iii) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of Purchaser or Parent, or result in the creation of any Lien on any of the properties or assets of Purchaser or Parent under any agreement, contract, loan or credit agreement, note, bond, mortgage, indenture, lease, license or other instrument or obligation to which Purchaser or Parent are a party or by which Purchaser and Parent or their properties or assets are bound.

(d)           Legal Proceedings. There are no legal proceedings in progress or pending or, to the knowledge of Purchaser or Parent, threatened against Purchaser or Parent or any judgment, decree or order against Purchaser or Parent that would reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

(e)           Freely Tradeable Shares. The Parent Shares and the Exchangeable Shares to be issued pursuant to the Arrangement shall be registered or qualified for distribution, or exempt from or not subject to any requirement for registration or qualification for distribution, under Canadian Securities Laws and the Securities Act. Such securities shall not be “restricted securities” within the meaning of Rule 144 under the Securities Act, as amended, and shall not be subject to any “hold period” resale restrictions under National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators.

The representations, warranties and covenants of Purchaser and Parent set forth in this Section 2.2 shall survive until the termination of this Agreement pursuant to Article IV.

ARTICLE III
COVENANTS

Section 3.1             Covenants of Shareholders. Each of the Shareholders hereby covenants with Purchaser and Parent and agrees that from the date of this Agreement until the termination of this Agreement pursuant to Article IV, except with the prior written consent of Purchaser and Parent, it:

(a)           shall not grant or agree to grant any proxy or other right to the Subject Securities, or enter into any voting trust or pooling or other agreement with respect to the calling of meetings of holders of Subject Securities, or the giving of any consents or approvals of any kind with respect to the Subject Securities, in each case other than pursuant to this Agreement;

(b)           shall not requisition or join in the requisition of any meeting of any of the securityholders of the Company for the purpose of considering any resolution;

(c)           shall, at any meeting of securityholders of the Company at which the Shareholders or any registered holder of the Subject Securities are entitled to vote (and at every adjournment or postponement thereof), including at the meeting of holders of Shares to be called to approve the Arrangement or an Alternative Transaction, and in any action by consent of the securityholders of the Company:

(i)	cause to be counted as present for purposes of establishing quorum all of the Subject Securities;

(ii)	vote (or cause to be voted) all of the Subject Securities in favour of the approval, consent, ratification or adoption of the Arrangement or Alternative Transaction and any actions required in furtherance of the transactions contemplated thereby;

(iii)	vote (or to cause to be voted) all of the Subject Securities against any resolution or transaction which would reasonably be expected in any manner, to frustrate, prevent, delay or nullify the Arrangement or Alternative Transaction or any of the other transactions contemplated thereby;

(iv)	deposit a proxy, or voting instruction form, as the case may be, duly completed and executed in respect of all of the Subject Securities eligible to be voted as soon as practicable and in any event not less than ten (10) Business Days prior to the then scheduled meeting date;

(v)	not take, nor permit any Person on its behalf to take, any action to withdraw, amend or invalidate any proxy or voting instruction form, as the case may be, deposited pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholders might have unless this Agreement has, at such time, been previously terminated in accordance with Article IV; and

(vi)	provide copies of each such proxy or voting instruction form (or screen shots evidencing electronic voting thereof), as the case may be, referred to in (iv) above to Purchaser and Parent at the address below concurrently with its delivery as provided for in (iv) above;

(d)            hereby revokes and will take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement and agrees not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Agreement except as expressly required by this Agreement;

(e)	shall not exercise any rights of dissent in connection with the Arrangement;

(f)           shall not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey (“Transfer”) or enter into any sale, repurchase agreement or other monetization transaction with respect to any of the Subject Securities, or any right or interest therein (legal or equitable), to any Person or group of Persons or agree to do any of the foregoing other than (i) pursuant to the Arrangement or (ii) to any Permitted Transferee, provided that in the case of clause (ii) that such Permitted Transferee otherwise agrees in writing with Purchaser and Parent to be bound by the provisions hereof;

(g)           shall not, directly or indirectly, through any Representative or otherwise, and shall not permit any such Person to:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with Purchaser’s proposed purchase of the Shares as contemplated by the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Purchaser’s proposed purchase of the Shares as contemplated by the Arrangement;

(iii)	act jointly or in concert with others with respect to the Shares or any other voting securities of the Company for the purpose of opposing or competing with Purchaser’s proposed purchase of Shares as contemplated by the Arrangement;

(iv)	initiate, solicit, propose, knowingly encourage, knowingly facilitate or knowingly assist (including by way of providing or making available information or providing access to its properties, books, records or personnel of the Company) the submission of any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, an Acquisition Proposal or continue or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or furnish or disclose to any Person (other than Purchaser and Parent and their respective Representatives) any information in connection therewith;

(v)	approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, amalgamation agreement, arrangement agreement, plan of arrangement, letter of intent, term sheet, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement, voting support agreement, lock-up agreement or other similar agreement providing for or relating to an Acquisition Proposal; or

(vi)	initiate, solicit, propose, knowingly encourage, knowingly facilitate or knowingly assist any effort or attempt by any other Person to do or seek to do any of the foregoing;

(h)           shall, and shall cause each of its Affiliates (excluding Seahawks and its subsidiaries) to and will instruct each of its and their Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by the Shareholders with respect to any potential Acquisition Proposals;

(i)           shall promptly (and in any event within twenty-four (24) hours) notify Purchaser and Parent (orally at first and then in writing) in the event that the Shareholders or any of their Affiliates (excluding Seahawks and its subsidiaries) or their respective Representatives receives (i) an Acquisition Proposal from a Person or group of related Persons; (ii) any request by a Person or group of related Persons for information relating to any potential Acquisition Proposal; or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal by a Person or a group of related Persons. Any such notice required by the preceding sentence shall include the identity of the Person or group of Persons making such proposal, request or inquiry and the terms and conditions thereof (and shall include a copy of any written proposal, inquiry or request);

(j)           shall cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) the Subject Securities against any proposed action by the Company, its directors, officers and/or securityholders, any of its Affiliates or any other Person (other than Purchaser and Parent):

(i)	in respect of an Acquisition Proposal;

(ii)	which would reasonably be regarded as being directed towards or likely to prevent or delay the successful completion of the Arrangement; or

(iii)	which would reasonably be expected to result in a breach of the Arrangement Agreement or result in any condition set forth in Article VII of the Arrangement Agreement not being satisfied on a timely basis;

(k)           shall cause each of its Affiliates (excluding Seahawks and its subsidiaries) to comply with each of the covenants in this Section 3.1;

(l)            shall not, without the prior written consent of Purchaser or Parent, directly or indirectly, Transfer or enter into any sale, repurchase agreement, other monetization transaction, swap, short sale, forward, option, hedging or other transaction or arrangement which would result in reducing or eliminating the economic consequences of ownership (collectively, the “Transfer Restrictions”) with respect to any of the Consideration Shares received by the Shareholders and their Affiliates pursuant to the Arrangement, or any right or interest therein (legal or equitable), to any Person or group of Persons (other than (i) any Permitted Transferee in accordance with the terms of this Agreement or (ii) in connection with the exchange of the Exchangeable Shares in accordance with their terms) or agree to do any of the foregoing prior to the lock-up release dates set forth below:

Portion of Consideration Shares Released	Release Date
25%	Effective Date

25%	6 Months after the Effective Date

25%	12 Months after the Effective Date

25%	18 Months after the Effective Date

provided, however, that the foregoing restrictions shall not apply to any transfer to any Permitted Transferee or in connection with the exchange of any Exchangeable Shares in accordance with their terms, and provided further that the Transfer Restrictions shall immediately cease and no longer have any effect upon (i) any one of the Executive’s employment or service arrangement with the Parent or any of its Affiliates being terminated (A) by the Employing Entity without Cause, or (B) by the Executive terminating their employment or service arrangement with Employing Entity for Good Reason, or (ii) if Parent or any of its subsidiaries redeems any of the Exchangeable Shares held by the Shareholders in connection with a Parent Extraordinary Transaction;

(m)          shall notify Purchaser and Parent promptly if any of the Shareholders’ representations and warranties contained in this Agreement becomes untrue or incorrect in any material respect; and

(n)           Nothing in this Agreement shall restrict the Shareholders from engaging, in coordination with the board of directors of the Company, in discussions or negotiations or otherwise taking action regarding an Acquisition Proposal with any Person, solely to the extent to which the Company is permitted to engage (and is engaging) in such discussions, negotiations or otherwise with such Person or taking such action pursuant to and in compliance with the Arrangement Agreement.

Any attempt to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) the Subject Securities in contravention of this Article III shall be null and void ab initio and of no effect whatsoever. Any Transfer or attempted Transfer of any Subject Securities in violation of Section 3.1(f) shall be null and void ab initio and of no effect whatsoever.

Section 3.2            Alternative Transaction.

(a)           If Purchaser concludes that it is necessary or desirable to proceed with another form of transaction (including a take-over bid or an amalgamation) whereby Purchaser or one of its Affiliates would effectively acquire all of the Shares within substantially the same time periods and on economic terms that are equivalent to or better to the Shareholders (including in respect of the tax treatment of the Shareholders pursuant to such transaction) than those contemplated by the Arrangement Agreement (an “Alternative Transaction”), each of the Shareholders agrees to support, and cause to be supported, the completion of such Alternative Transaction in the same manner as the Arrangement and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction.

(b)           In the event of any proposed Alternative Transaction, any reference in this Agreement to the Arrangement shall refer to the Alternative Transaction or any resolution in respect thereto, to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction.

Section 3.3             Fiduciary Duties. Notwithstanding anything in this Agreement, for greater certainty, if a Shareholder or a director or officer of any Shareholder is also a director or officer of the Company or of such individual shall be entitled to exercise his or her fiduciary duties in his or her capacity as a director or officer of the Company. Nothing in this Agreement prohibits such individual from exercising his or her duties as a director or officer of the Company, including engaging in discussions or negotiations, making any public announcement or statement on behalf of the Company or the Board of Directors of the Company, or acting in compliance with the Arrangement Agreement, in his or her capacity as a director or officer of and on behalf of the Company and no such action shall constitute a breach of this Agreement.

Section 3.4             No Legal Action. Shareholder irrevocably agrees that it shall not in its capacity as a shareholder of the Company, and shall cause its Affiliates and Representatives not to, bring, commence, institute, maintain, prosecute, join or voluntarily aid any claim, appeal, or Proceeding which (a) challenges the validity of any provision of this Agreement, or (b) alleges that the execution and delivery of this Agreement by Shareholder (or its performance hereunder solely in its capacity as a shareholder of Company) breaches any fiduciary duty of the Board of Directors of Company (or any member thereof) or any duty that Shareholder has (or may be alleged to have) to Company or to the other shareholders of Company, and Shareholder irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

Section 3.5             New Securities. Each of the Shareholders agree that any Shares or other securities of the Company that the Shareholders directly or indirectly purchase or with respect to which the Shareholders otherwise receive, directly or indirectly, the right to exercise control or direction over (including pursuant to a stock split, reverse stock split, stock dividend or distribution or any change in Shares by reason of any recapitalization, reorganization, combination, reclassification, exchange of shares or similar transaction) after date hereof and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of this Agreement pursuant to Article IV (such securities, “New Securities”) shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised the Owned Securities. Promptly following the written request of Purchaser or Parent, or upon Shareholders’ direct or indirect purchase or receipt of New Securities, the Shareholders will send to Purchaser and Parent a written notice setting forth the number of Subject Securities. The Shareholders agree to cause any of its Affiliates that acquires any New Securities to execute an agreement in a form reasonably acceptable to Purchaser and Parent to be bound with respect to this Agreement with respect to such securities to the same extent such securities would be subject to this Agreement had they been acquired by the Shareholders.

Section 3.6             Required Steps. Subject to Section 4.1, Purchaser and Parent will each take all steps required of it under the Arrangement Agreement, in accordance with and pursuant to the terms thereof, to cause the Arrangement to occur in accordance with the terms and subject to the conditions set forth in the Arrangement Agreement.

ARTICLE IV
TERMINATION

Section 4.1             Termination. This Agreement shall terminate and be of no further force or effect upon the earliest of:

(a)	the mutual agreement in writing of Purchaser, Parent and the Shareholders;

(b)	the termination of the Arrangement Agreement in accordance with its terms;

(c)           written notice by the Shareholders if Purchaser, without the prior written consent of the Shareholders, decreases the amount or changes the form of Consideration (other than to add additional consideration) set out in the Arrangement Agreement; provided that at the time of such termination, the Shareholders are not in material default in the performance of their respective obligations under this Agreement;

(d)           written notice by Purchaser or Parent if the Shareholders have not complied in any material respect with all of their covenants contained herein (following written notice to the Shareholders by Purchaser or Parent of such non-compliance and provided such default is not cured within five (5) business days of the date such notice was received by the Shareholders); provided that at the time of such termination, Purchaser or Parent is not in material default in the performance of its obligations under this Agreement;

(e)           written notice by the Shareholders or Purchaser or Parent if the Effective Date has not occurred by the End Date; or

(f)           the Effective Time except that Section 3.1(l) shall survive for a period of eighteen (18) months following the Effective Date.

ARTICLE V
GENERAL PROVISIONS

Section 5.1             References to Shares. References to “Shares”, “Subject Securities” or “Owned Securities” include any shares or securities into which the Shares may be reclassified, subdivided, consolidated or converted and any rights and benefits arising therefrom, including any distributions of securities which may be declared in respect of the Shares, and references to per share offer consideration shall be subject to equitable adjustment to reflect any such change to the capitalization of the Company.

Section 5.2             Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic or similar writing) and shall be given:

if to Purchaser or Parent, to:

Penn National Gaming, Inc.

825 Berkshire Blvd., Suite 200

Wyomissing, Pennsylvania 19610

Attention: Harper Ko, Executive Vice President, Chief Legal Officer and Secretary

Email: Harper.Ko@pngaming.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, New York 10019

Attention: Daniel Neff / Zachary Podolsky

Email: daneff@wlrk.com / zspodolsky@wlrk.com

and

Blake, Cassels & Graydon LLP

199 Bay St., Suite 4000

Toronto, Ontario, Canada

M5L 1A9

Attention: Bryson Stokes / Geoffrey S. Belsher

Email: bryson.stokes@blakes.com / geoff.belsher@blakes.com

if to Shareholders, to:

John Levy

[Redacted – Personal Information]

Email: [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, 1 First Canadian Place

Suite 6200, P.O. Box 50

Toronto, Ontario, Canada

M5X 1B8

Attention: Doug Bryce / Alex Gorka

Email: dbryce@osler.com / agorka@osler.com

or such other address or email as such party may hereafter specify by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) on the day of sending, if sent by email prior to 5:00 p.m., New York City time, on any Business Day or the next succeeding Business Day if sent by email after 5:00 p.m., New York City time, on any Business Day or on any day other than a Business Day or (b) if given by any other means, when delivered at the address specified in this Section 5.2.

Section 5.3             Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.4             Amendment. This Agreement may be amended by an instrument in writing signed by the Parties.

Section 5.5             Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party hereto contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained for the benefit of such party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 5.6             Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto (and any purported assignment without such consent shall be void and without effect), except that Purchaser may assign all or any of its rights and obligations hereunder to any Affiliate thereof, without reducing its own obligations hereunder.

Section 5.7             Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be executed by electronic signatures and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective only when actually signed by each party hereto and each such party has received counterparts hereof signed by the other party hereto. No provision of this Agreement is intended to or shall confer upon any Person other than the parties hereto any rights or remedies hereunder or with respect hereto.

Section 5.8             Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any Law, or due to any public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.

Section 5.9             Entire Agreement. This Agreement constitutes the entire agreement of the Parties with respect to its subject matter and supersedes all oral or written prior agreements and understandings between the parties with respect to such subject matter. In entering into this Agreement no party is relying upon any promise, statement or representation made by or on behalf of any party except as expressly set forth herein. The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 5.10           Remedies.

(a)           Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement or by applicable Law on such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)           The parties hereto agree that irreparable damage would occur, monetary damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or threatened to be breached). It is accordingly agreed that in the event of a breach or threatened breach of this Agreement, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. The parties irrevocably waive any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor.

Section 5.11           Governing Law; Jurisdiction; No Trial by Jury.

(a)           This Agreement and all Proceedings arising in whole or part under or in connection herewith shall be interpreted, construed, performed, governed and enforced by and in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any principle of conflict of law that would require or permit the application of the Law of another jurisdiction.

(b)           Each of the parties hereby irrevocably submits to the exclusive jurisdiction of the Ontario Superior Court of Justice (Commercial List) located in the City of Toronto or, only if such court does not accept or have jurisdiction, such other court of competent jurisdiction located in the City of Toronto, in respect of any Proceeding arising out of or relating to this Agreement, the documents referred to in this Agreement, or the transactions contemplated hereby or thereby, and each hereby waives, and agrees not to assert, as a defense, by motion or otherwise, in any such Proceeding that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and each of the parties irrevocably agrees that it is the intention of each such party that all claims with respect to such Proceeding shall be heard and determined in such a court.

(c)           EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 5.11(c).

Section 5.12           Authorship. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

Section 5.13           Further Assurances. Each of Purchaser, Parent and Shareholders shall from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.14           Time of the Essence. Time shall be of the essence of this Agreement.

Section 5.15           Public Announcements and Filings.

(a)           Except as required by Law, applicable stock exchange requirements, or by any Governmental Authority, the Shareholders shall not make any public announcement or statement with respect to the Arrangement or this Agreement that may conflict or be inconsistent with the terms and conditions of the Arrangement Agreement or the information set forth in the Company’s public disclosure documents without the prior written approval of Purchaser.

(b)           The Shareholders hereby expressly consent to the disclosure of the existence and details of this Agreement in any press release, information circular, court documents or other public disclosure document prepared by the Company, Purchaser, Parent or any of their respective Affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement, and acknowledges that a copy of this Agreement shall be filed on System for Electronic Document Analysis and Retrieval (SEDAR) on or following the date hereof.

Section 5.16           Independent Legal Advice. Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Voting Support Agreement to be duly executed by its authorized officer as of the day and year first written above.

1317774 B.C. LTD.

By:	(Signed) Jay Snowden
Name: Jay Snowden
Title: President

PENN NATIONAL GAMING, INC.

By:	(Signed) Jay Snowden
Name: Jay Snowden
Title: President and Chief Executive Officer

[Signature page to Voting Support Agreement]

JOHN LEVY

By:	(Signed) John Levy

JOHN LEVY FAMILY HOLDINGS LTD.

By:	(Signed) John Levy
Name: John Levy
Title: Authorized Signatory

NORWEST VIDEO INC.

By:	(Signed) John Levy
Name: John Levy
Title: Authorized Signatory

[Signature page to Voting Support Agreement]

Schedule “A”

Owned Securities

Name of Holder	Special Voting Shares	Class A Subordinate Voting Shares	Company Options	Company RSUs
John Levy	nil	111,086	nil	nil
John Levy Family Holdings Ltd.	557	7,097,280	nil	nil
Norwest Video Inc.	nil	566,787	760,000	60,663